UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock (par value $.01 per share)	91338E101
(Title of class of securities)	(CUSIP number)

Capital Z Partners, Ltd. Capital Z Partners III Universal, GP, LP 142 West 57th Street, 3rd Floor New York, NY 10019 Attention: Mr. Craig Fisher Tel No. (212) 965-0800
(Name, address and telephone number of person authorized to receive notices and communications)

April 29, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240-13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Capital Z Financial Services Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,896,417
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,896,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,896,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		17.7%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Financial Services Private Fund II, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	73,819
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	73,819
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		73,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.09%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,970,236
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,970,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,970,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		17.9%
14	TYPE OF REPORTING PERSON:		PN

This page reflects beneficial ownership by Capital Z Partners, L.P. in its capacity as the general partner of Capital Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Partners, Ltd.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	13,970,236
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	13,970,236
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		13,970,236
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		17.9%
14	TYPE OF REPORTING PERSON:		CO

This page reflects beneficial ownership by Capital Z Partners, Ltd. in its capacity as the general partner of Capital Z Partners, L.P., which is the general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

1	NAME OF REPORTING PERSON: Capital Z Management, LLC
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	120,264
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	120,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		120,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0.15%
14	TYPE OF REPORTING PERSON:		OO

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		7.99%
14	TYPE OF REPORTING PERSON:		PN

1	NAME OF REPORTING PERSON: Capital Z Partners III Universal, GP, L.P.
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:		Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		6,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		7.99%
14	TYPE OF REPORTING PERSON:		OO

This page reflects beneficial ownership by Capital Z Partners III Universal GP, L.P. in its capacity as the general partner of Capital Z Partners III Universal, L.P.

ITEM 1.           SECURITY AND ISSUER

The title of the class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Universal American Corp., a Delaware corporation (formerly known as Universal American Spin Corp., previously known as Ulysses Spin Corp.) (the “Company”). The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

ITEM 2.           IDENTITY AND BACKGROUND

This statement on Schedule 13D is filed by Capital Z Financial Services Fund II, L.P. (“Cap Z Fund II”), Capital Z Financial Services Private Fund II, L.P. (“Cap Z Private Fund II”), Capital Z Partners, L.P. (“Cap Z L.P.”), Capital Z Partners, Ltd. (“Cap Z Ltd.”), Capital Z Management, LLC (“Cap Z Management”), Capital Z Partners III Universal, L.P. (“Cap Z Universal”) and Capital Z Partners III Universal GP, LLC  (“Cap Z Universal GP”) (each a “Reporting Person” and, collectively, the “Reporting Persons”).

Each of Cap Z Fund II and Cap Z Private Fund II is a Bermuda limited partnership formed to invest in securities of insurance, financial services and healthcare service companies and other related businesses. Cap Z Fund II historically invests in parallel with Cap Z Private Fund II.

Cap Z L.P. is a Bermuda limited partnership, the principal business of which is serving as the sole general partner of each of Capital Z Fund II and Cap Z Private Fund II.

Cap Z Ltd. is a Bermuda exempt company, the principal business of which is serving as the sole general partner of Cap Z L.P.

Cap Z Management is a Delaware limited liability company, the principal business of which is performing investment management services for Cap Z Fund II and Cap Z Private Fund II.

Cap Z Universal is a Delaware limited partnership formed to invest in securities of insurance, financial services and healthcare service companies.

Cap Z Universal GP is a Delaware limited liability company, the principal business of which is serving as the sole general partner of Cap Z Universal.

The principal business address of each of the Reporting Persons is 142 West 57th Street, 3rd Floor, New York, New York 10019.

The name and present principal occupation or employment of each director and executive officer of Cap Z Ltd. are as follows:

Name	Principal Occupation or Employment
Robert A. Spass	Chief Executive Officer and Chairman of the Board
Bradley E. Cooper	Senior Vice President
Roland V. Bernardon	Chief Financial Officer, Treasurer and Assistant Secretary
Craig Fisher	General Counsel and Secretary

Each of the above-named individuals also serves as a director and/or executive officer of Cap Z Management and Cap Z Universal GP, in the same capacity as listed above. Each of the above-listed individuals is a citizen of the United States of America. The business address of each of the above-listed individuals is at Cap Z Ltd.'s and Cap Z Universal GP's offices, 142 West 57th Street, 3rd Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4, 5, and 6 of this Schedule 13D are incorporated herein by reference.

On April 29, 2011 (the “Closing Date”), CVS Caremark Corporation (“CVS”) and Caremark Ulysses Holding Corp. (formerly known as Universal American Corporation) (“Old UAM”) consummated the Merger (as defined below) contemplated by the Agreement and Plan of Merger, dated December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated March 30, 2011, by and among CVS, Ulysses Merger Sub, LLC (“Merger Sub”), and Old UAM (as amended, the “Merger Agreement”).  Pursuant to the terms of the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated March 8, 2011 (as amended, the “Separation Agreement”), by and among CVS, the Company, and Old UAM, the Reporting Persons became entitled to receive: (i) 20,170,136 shares of Common Stock and $282,381,904 in cash in exchange for 20,170,136 shares of Old UAM, (ii) 9,800 shares of Common Stock and $156,800 in cash in exchange for 9,800 shares of restricted common stock of Old UAM, and (iii) 60,500 shares of Common Stock and $847,000 in cash in exchange for 605 shares of Series A Preferred Stock of Old UAM.  Pursuant to the terms of the Separation Agreement, the Reporting Persons are also entitled to receive 100,064 shares of Common Stock and $934,792 in cash in exchange for 145,400 options of Old UAM.

                        References to, and descriptions of, the Merger Agreement and the Separation Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement and the Separation Agreement.  The Merger Agreement is included as Annex A to Old UAM’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 3 in its entirety.  The Separation Agreement is included as Annex B to Old UAM’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 3 in its entirety.

ITEM 4.           PURPOSE OF TRANSACTION

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

On December 30, 2010, CVS, Merger Sub, and Old UAM entered into the Merger Agreement.  Pursuant to the Merger Agreement, (1) immediately prior to the Merger (as defined below), Old UAM separated all of its businesses other than its Medicare Part D Business, and transferred those businesses to the Company and its subsidiaries and (2) Merger Sub merged  with and into Old UAM (the “Merger”), with Old UAM continuing as the surviving corporation and a wholly-owned subsidiary of CVS.  Upon consummation of the Merger, the Reporting Persons received the merger consideration described in Item 3 and immediately after consummation of the Merger, Mr. Robert Spass and Mr. Christopher Wolfe were appointed to the board of directors of the Company effective as of the Closing Date.  On May 2, 2011, the Company granted to Cap Z Management, at the direction of Mr. Spass and Mr. Wolfe, options to purchase an aggregate of 66,000 Shares at an exercise price of $9.33 per Share. The options vest as follows: (i) 16,500 Shares vest on May 2, 2012; (ii) 16,500 Shares vest on May 2, 2013; (iii) 16,500 Shares vest on May 2, 2014; and (iv) 16,500 Shares vest on May 2, 2015.

Except as otherwise contemplated herein, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities, and (v) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (C) cause Company Securities to be distributed in kind to its investors, (D) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (E) encourage (including, without limitation, through their designees on the Company’s board of directors and/or communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (i) sales or acquisitions of assets or businesses, or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Company’s capitalization or dividend policy, or (iii) other changes to the Company’s business or structure.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)  The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

The aggregate number of shares of Common Stock that the Reporting Persons beneficially own is 20,340,500 shares of Common Stock, representing approximately 26% of the outstanding shares of Common Stock (based on 78,238,990 shares of Common Stock outstanding).

(c)  Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d) – (e)  Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.1	Joint Filing Agreement
7.2*	Amended and Restated Certificate of Incorporation of Universal American Spin Corp.
7.3**
Agreement and Plan of Merger, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp.

7.4***
Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, LLC and Universal American Corp.

_____________________
*       Incorporated by reference to Exhibit 3.1 to Caremark Ulysses Holding Corp.’s Registration Statement on Form S-4/A, filed March 31, 2011.

**     Incorporated by reference to Annex B to Caremark Ulysses Holding Corp.’s Definitive Proxy Statement filed April 4, 2011.

***   Incorporated by reference to Exhibit 3.1 to Caremark Ulysses Holding Corp.’s Registration Statement on Form S-4/A, filed March 31, 2011.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 9, 2011

CAPITAL Z FINANCIAL SERVICES FUND II, L.P.

By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P.
By:	Capital Z Partners, L.P., its General Partner
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, L.P.
By:	Capital Z Partners, Ltd., its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS, LTD.

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z MANAGEMENT, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL, L.P. By: CAPITAL Z PARTNERS III UNIVERSAL GP, LLC, its General Partner

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel

CAPITAL Z PARTNERS III UNIVERSAL GP, LLC

By:	/s/ Craig Fisher
Name: Craig Fisher
Title: General Counsel